

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2011

<u>Via E-mail</u>
Karl W. Mueller
Senior Vice President
    And Chief Financial Officer
Old Republic International Corporation
307 North Michigan Avenue
Chicago, Illinois 60601

**Re: Old Republic International Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2010
           Filed February 28, 2011
           File No. 001-10607**

Dear Mr. Mueller:

        We have completed our review of your filing. We remind you that our comments or
changes to disclosure in response to our comments do not foreclose the Commission from taking
any action with respect to the company or the filing and the company may not assert staff
comments as a defense in any proceeding initiated by the Commission or any person under the
federal securities laws of the United States. We urge all persons who are responsible for the
accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the
information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Joel Parker

                                        Joel Parker
                                        Accounting Branch Chief